Private Account Portfolio Series

PIMCO Short-Term Floating NAV Portfolio III

Portfolio shares are ordinarily valued as of 3 p.m., Eastern time, on each day that the NYSE is open.
Information that becomes known to the Portfolio or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day. The Portfolio reserves the right to change the time its NAV is calculated if the Portfolio closes earlier, or as permitted by the SEC.